

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2013

<u>Via E-Mail</u>
Yousef Dasuka
Chief Executive Officer
UpperSolution.com
153 Lake Mead Parkway #2240
Henderson, NV 89015

>   **Re: UpperSolution.com**
>   **Registration Statement on Form S-1**
>   **Filed August 16, 2013**
>   **File No. 333-190658**

Dear Mr. Dasuka:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note the statement on the cover page of the prospectus that you are an "emerging growth company" under the Jumpstart Our Business Startups Act. Please revise your prospectus to provide the following additional disclosure:

   • Describe how and when a company may lose emerging growth company status;
   • Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
   • State your election under Section 107(b) of the JOBS Act:
       o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

       o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition to the above, consider describing the extent to which any of these exemptions under the JOBS Act are available to you as a Smaller Reporting Company.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Cover Page

3. Consistent with your disclosure elsewhere, please revise the cover page to identify your offering as a direct, self-underwritten or best efforts offering. In addition, name the officer(s)/director(s) who will sell the common stock on the cover page, and briefly describe their role in the marketing of the securities.

4. Please consider removing the proceeds table from the cover page given that yours is a self-underwritten, best efforts offering and the proceeds to the company are not assured. We note that the "Total" line item appears to be mistakenly labeled.

Prospectus Summary, page 5

5. Revise your disclosure in this section and the business section to clearly convey the status of your business development. Disclose what you have accomplished to date, what remains to be accomplished for you to develop your product and begin generating revenue, and any material obstacles or uncertainties that may preclude completion of your product development and ultimate achievement of your business plan.

6. You state in this section that the company can operate even if no proceeds are generated from this offering. As your current resources consist only of $5,000 in cash, you expect to incur $10,500 in offering expenses and you will also incur expenses to meet your public company reporting requirements, please provide support for this claim.

Risk Factors, page 6

7.   Please include a risk factor alerting investors that until your common stock is registered under the Exchange Act, you will not be a fully reporting company but only subject to the reporting obligations imposed by Section 15(d) of the Exchange Act. The risk factor should explain the effect on investors of the automatic reporting suspension under Section 15(d), as well as the inapplicability of the proxy rules and Section 16 of the Exchange Act.

"Failure to effectively manage our growth…," page 7

8.   You should avoid presenting risks that do not reflect your current operations or are not material. Given the current stage of development of your business, consider revising to remove this risk factor.

"We may not be able to execute our business plan…," page 7

9.   Revise this risk factor to state the amount of cash held by the company as of the most recent practicable date and whether available funds will satisfy your working capital requirements for the next twelve months. Include a discussion of the minimum number of months that you will be able to conduct your planned operations, including funding your expenses as a publicly reporting company, using currently available capital resources. Also, state the extent to which you are currently using funds in your operations on a monthly basis. Provide similar disclosure in the Liquidity and Capital Resources discussion in MD&A.

"Any significant disruption in our web presence…," page 8

10.   You state in this risk factor that your business plan calls for your customers to access your apps through your website. However, in your business discussion on page 15, you state that you plan to sell your app on Apple's App Store. Please reconcile this discrepancy.

"Our app may be displaced by newer technology," page 8

11.   In this and the subsequent risk factor on page 9, you refer to "job seeking industries" and indicate that you are competing against other companies that offer similar niche services for bringing together job seekers and employers. Throughout the remainder of your prospectus, however, you indicate that you are developing an app to assist consumers in tracking new cellular phone plans from different cellular carriers. Please revise your prospectus to clarify the relationship between your proposed app and the job seeking industry or rectify the apparent discrepancy in your disclosure.

"All proceeds from the sale of shares offered by the company…," page 9

12.   Please expand the risk factor subheading and the text of this risk factor to clarify that given the no-minimum, self-underwritten structure of your offering, it is possible that the proceeds generated from the offering, if any, may not be sufficient to meet your offering costs, which you have estimated at $10,500. In addition, expand your disclosure to briefly discuss the effects on investors of not placing the proceeds in escrow. For example, any proceeds from the offering could be attached by creditors.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation, page 27

13.   Please revise to provide an estimate of the expected costs associated with each specified milestone.

Liquidity and Capital Resources, page 29

14.   You disclose in this section that you have no material commitments for the next twelve months aside from independent contractor fees. As there is no discussion of independent contractors in the filing, please explain these fees. Also, disclose your anticipated cash flow needs for the next twelve months. Finally, address the legal and accounting expenses you will expect to regularly incur upon becoming a public company and the impact such expenses will have on your capital requirements.

Our Management, page 30

15.   You state in this section that you were incorporated on March 19, 2013. Elsewhere in the filing, however, you disclose that you were incorporated on April 20, 2013. Please reconcile this discrepancy.

Plan of Distribution, page 35

16.   We note the disclosure in this section that your common stock may be sold at fixed prices that may change, at prevailing market prices or at negotiated prices. Because you do not qualify to conduct a primary offering "at the market" for purposes of Rule 415(a)(4), your shares must be offered at a fixed price for the duration of the offering. Revise this section accordingly.

17.   As this is a self-underwritten offering by the company, disclose who will offer the securities on the company's behalf. Also, advise whether the company is relying on the safe harbor from broker dealer registration in Rule 3a4-1 under the Exchange Act and, if so, provide an analysis of the company's basis for reliance on the safe harbor.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or me at (202) 551-3457. If you require additional assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via E-Mail</u>
        Harold P. Gewerter, Esq.